
3-1-02
02020426


MAR 0 6 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March, 2002

**KOREA ELECTRIC POWER CORPORATION**
(Translation of registrant's name into English)

167, Samsung-dong, Kangnam-ku, Seoul 135-791, Korea
(Address of principal executive offices)


MAR 1 1 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F_√_ Form 40-F_______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______ No_√

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

**The Resolution of the Board of Directors**
**Relating to the Convocation of the General Shareholders' Meeting**

| | | |
|---|---|---|
| 1. Date of resolution of the Board of Directors | | March 5, 2002 |
| 2. Purpose | | Amendment of the resolutions of the board of directors' meeting dated February 22, 2002 in order to exclude the appointment of the directors from the agenda to be submitted to and resolved at the 41st ordinary general shareholders' meeting in accordance with the government policy |
| 3. Proposed Date and Time of the General Shareholders' Meeting | Date | March 22, 2002 |
| | Time | 10:00 a.m. |
| 4. Proposed Place for the General Shareholders' Meeting | | Grand Hall in head office of KEPCO, 167, Samsung-dong, Kangnam-ku, Seoul, Korea |
| 5. Agenda and Major contents | | Agenda for the above general shareholders' meeting from 'Agenda 1: Approval of balance sheet, profit and loss statement and statement of appropriation of retained earnings for the 41st fiscal year; and Agenda 2: Appointment of Directors' be amended as 'Agenda 1: Approval of balance sheet, profit and loss statement and statement of appropriation of retained earnings for the 41st fiscal year'. |
| 6. Resolutions | | The same as specified in Item 5. |
| 7. Others | | - |

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOREA ELECTRIC POWER CORPORATION



By: ______________________________

Name: Chung, Soo Eun

Title: Chief Financial Officer